May 7, 2021

Via Edgar

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Golden Sun Education Group Limited
Draft Registration Statement on Form F-1
Submitted March 30, 2021
CIK No. 0001826376

Dear Mr. Field:

This letter is in response to the letter dated April 19, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Transactions with Related Parties, page 122

1. We note your disclosure that Mr. Xueyuan Weng signed a commitment letter not to demand the repayment of the related party liability so long as the company needs these funds as working capital until 2025. Please file the commitment letter as an exhibit to this registration statement.

Response: The Company acknowledges the Staff’s comment and is filing the commitment letter signed by Mr. Xueyuan Weng as Exhibit 10.13 to the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC